15045678

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 25 2015
Washington DC 404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66262 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corporate Development Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14680 Sterling Road
(No. and Street)

Colorado Springs (City) Colorado (State) 80921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chris G. Mendrop (719) 632-8341
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stockman Kast Ryan & Company
(Name – *if individual, state last, first, middle name*)

102 N Cascade, Ste. 400, Colorado Springs, Colorado 80903
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





2/26/15

2/27/15

## OATH OR AFFIRMATION

I, Chris G. Mendrop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corporate Development Capital, LLC, as of February 18, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

________________________________________

________________________________________

________________________________________

C G Mendrop
Signature

President
Title

Valarie A Escalon
Notary Public

VALARIE A. ESCALON
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20034015856
MY COMMISSION EXPIRES 5/13/2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Corporate Development Capital, LLC

Financial Statements and Supplemental
Schedules Required by the
Securities and Exchange Commission

For the Year Ended December 31, 2014
(With Independent Auditor's Report Thereon) and
Supplemental Report on Internal Control

# Contents

INDEPENDENT AUDITORS' REPORT

stockman kast ryan + co LLP

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Members
Corporate Development Capital, LLC

We have audited the accompanying financial statements of Corporate Development Capital, LLC (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporate Development Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Corporation Development Capital, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Stockman Kast Ryan & Co., LLP*

Colorado Springs, Colorado
February 11, 2015

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com telephone: (719) 630-1186
facsimile: (719) 630-1187

FINANCIAL STATEMENTS

Corporate Development Capital, LLC
Statement Of Financial Condition
As of December 31, 2014

| | | |
|---|---|---|
| CURRENT ASSETS | | |
| Cash in Bank | $ | 5,572.79 |
| Cash in Bank | | 1,905.36 |
| Cash in Bank | | 15.41 |
| Cash in FINRA CRD Account | | 1,219.64 |
| Prepaid Fidelity Bond 2015 | | 518.50 |
| Total Current Assets | | 9,231.70 |
| OTHER ASSETS | | |
| Prepaid Fidelity Bond 2016 | | 518.50 |
| TOTAL ASSETS | | 9,750.20 |
| CURRENT LIABILITIES | | |
| LONG-TERM LIABILITIES | | |
| MEMBERS' EQUITY | | |
| Members' Equity | | 9,750.20 |
| Total Members' Equity | | 9,750.20 |
| TOTAL LIABILITIES AND MEMBERS' EQUITY | $ | 9,750.20 |

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Operations

| | | 12 Months Ended December 31, 2014 |
|---|---|---|
| Revenues | | |
| Commissions Earned | $ | 179,000.00 |
| RIA Referral Fees | $ | 3,563.71 |
| Other Income | | 3,003.94 |
| Total Revenues | | 185,567.65 |
| | | |
| Operating Expenses | | |
| Employee compensation and benefits | | 176,186.59 |
| | | |
| Floor brokerage, exchange, and compliance fees | | 1,947.13 |
| Communications and data processing | | 1,357.55 |
| Other expenses | | 3,997.48 |
| Total Operating Expenses | | 183,488.75 |
| | | |
| Operating Income (Loss) | | 2,078.90 |
| | | |
| Other income | | |
| Other Income | | 2.24 |
| Total Other Income | | 2.24 |
| | | |
| Net Income (Loss) | $ | 2,081.14 |

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Changes In Members' Equity

| | 12 Months Ended December 31, 2014 | |
|---|---|---|
| Beginning of Period | $ | 7,669.06 |
| Plus: Net Income | | 2,081.14 |
| Plus: Members' Contributions | | - |
| Less: Member Distributions | | - |
| MEMBERS' EQUITY END OF PERIOD | $ | 9,750.20 |

See notes to financial statements.

Corporate Development Capital, LLC
Statement Of Cash Flows
For the 12 Months Ended December 31, 2014

| | Jan - Dec 14 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | 2,081.14 |
| Adjustments to reconcile Net Income to net cash provided by operations: | |
| CRD Account | -1.62 |
| Prepaid Fidelity Bond 2015 & 2016 | -1,037.00 |
| Net cash provided by Operating Activities | 1,042.52 |
| FINANCING ACTIVITIES | |
| Net cash provided by Financing Activities | 0.00 |
| Net cash increase for period | 1,042.52 |
| Cash at beginning of period | 6,451.04 |
| Cash at end of period | 7,493.56 |

See notes to financial statements.

## NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting policies followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

### Organization

Corporate Development Capital, LLC (the Company) was organized in the State of Colorado on July 29, 2003. The Company has adopted a calendar year.

### Description of Business

The Company, located in Colorado Springs, CO, is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

### Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

### Commissions Earned

Commissions are recorded on the transaction date reported by the escrow agent firm through submitted closing agreements or when received by the Company.

### Commitments, Contingencies and Guarantees

None.

### Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Taxes

As a limited liability company, the Company's members are allocated their proportionate share of the Company's taxable income or loss for inclusion in their respective income tax returns. Therefore, no provision or liability for Federal or state income taxes has been included in the financial statements

The Company believes that it does not have any uncertain tax positions that are material to the financial statements. Tax years that remain subject to examination include 2011 through the current period.

Concentrations

The company specializes in sales of oil and gas interests and private placement of securities. It does not make markets in securities. During 2014, the Company had two customers that accounted for 91% of the Company's revenue.

NOTE B - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014, the company had net capital of $8,713.20, which was $3,713.20 in excess of its required net capital of $5,000.

NOTE C- POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities and therefore is exempt from the possession and control requirements of SEC Rule 15c-3-3(k)(2)(ii).

NOTE F -SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through the date of the Independent Auditor's Report, the date the financial statements were available for issuance.

## SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the Year Ended December 31, 2014

CORPORATE DEVELOPMENT CAPITAL, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended December 31, 2014

**Computation of Net Capital**

| | | | | |
|---|---|---|---|---|
| Total Members' Equity | | | $ | 9,750.20 |
| Nonallowable assets: | | | | |
| Prepaid Expenses | $ | - | $ | 1,037.00 |
| Fixed Assets | $ | - | | |
| Accounts receivable - other | $ | - | | |
| Other Charges | $ | - | | |
| Haircuts | $ | - | | |
| Undue Concentration | $ | - | $ | - |
| Net allowable capital | | | $ | 8,713.20 |

**Computaion of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required as a percentage of aggregate indebtedness | $ | - |
| Minimum dollar net capital requirement of reporting broker dealer | $ | 5,000.00 |
| Net capital requirement | $ | 5,000.00 |
| Excess net capital | $ | 3,713.20 |

**Computation of Aggregate Indebtedness**

| | | |
|---|---|---|
| Total Aggregate Indebtedness | $ | - |
| Percentage of aggregate indebtedness to net capital | | 0.00% |

**Reconciliation of the Computaion of Net Capital Under Rule 15c3-1**

| | | |
|---|---|---|
| Computation of Net Capital reported on FOCUS IIA as of December 31, 2014 | $ | 8,713.20 |
| Adjustments: | | |
| Change in Equity (Adjustments) | | - |
| Change in Non-Allowable Assets | | - |
| Change in Haircuts | | - |
| Change in Concentration | | - |
| Net Capital Computation Per Audit | | 8,713.20 |
| Reconciled Difference | $ | - |

CORPORATE DEVELOPMENT CAPITAL, LLC

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

As of and for the year ended December 31, 2014

**Exemptive Provisions Rule 15c3-3**

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

**Statement of Changes in Liabilities Subordinated to the Claims of General Creditors**

| | | |
|---|---|---|
| Balance of such claims at January 1, 2014 | $ | - |
| Additions | | - |
| Reductions | | - |
| Balance of such claims at December 31, 2014 | $ | - |

# Corporate Development Capital, LLC's Exemption Report

**Corporate Development Capital, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17C.F.R. § 240.15c3-3 *(k)* (2) (i).

Corporate Development Capital, LLC

I, Chris G. Mendrop, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

**By:**
Chris G. Mendrop
Title: President

**February 3, 2015**

stockman kast ryan + co LLP

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Members
Corporate Development Capital, LLC

We have reviewed management's statements, included in the accompanying Corporate Development Capital, LLC (the Company) Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that Corporate Development Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Stockman Kast Ryan & Co., LLP*

Colorado Springs, Colorado
February 11, 2015

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com telephone: (719) 630-1186
facsimile: (719) 630-1187

INDEPENDENT ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL

For the year ended December 31,2014

stockman kast ryan + co LLP

February 11, 2015

Members
Corporate Development Capital, LLC:

In planning and performing our audit of the financial statements of Corporate Development Capital, LLC (the Company), as of and for the year ended December 31, 2014, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Certified Public Accountants and Business Advisors | 102 N. Cascade Avenue, Suite 400, Colorado Springs, CO 80903
www.skrco.com telephone: (719) 630-1186
facsimile: (719) 630-1187

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2014, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Stockman Kast Ryan & Co., LLP*

Colorado Springs, Colorado
February 11, 2015